As filed with the Securities and Exchange Commission on December 8, 2010

Registration No. 333-170920

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

BONA FILM GROUP LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, N.Y. 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (+852) 2514-7600	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW +44-20-7532-1000

It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each two American Depositary Share representing one ordinary share, par value $0.0005 each, of Bona Film Group Limited	100,000,000 American Depositary Shares	$0.05	$5,000,000	$356.50

(1)                     For the purpose of this table only the term “unit” is defined as one American Depositary Share.

(2)                     Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement and is incorporated herein by reference.

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus

1. Name and address of depositary	Face of American Depositary Receipt, Introductory paragraph

2. Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles 14 and 15

(iii) The collection and distribution of dividends	Articles 2, 9, 13, 14 and 21

(iv) The transmission of notices, reports and proxy soliciting material	Articles 12, 14, 15 and 21

(v) The sale or exercise of rights	Articles 2, 6, 9, 13 and 21

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 4, 6, 8, 9 and 16

(vii) Amendment, extension or termination of the deposit agreement	Articles 19, 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Articles 12

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 4, 6 and 22

(x) Limitation upon the liability of the depositary	Articles 15, 17 and 18

3. Fees and Charges	Article 9

Item - 2.  Available Information

Public Reports furnished by issuer	Article 12

Bona Film Group Limited is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.                                      Form of Deposit Agreement by and among Bona Film Group Limited (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. — Filed herewith as Exhibit (a).

b.                                      Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

c.                                       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not Applicable.

d.                                      Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - previously filed.

e.                                       Certification under Rule 466. - Not Applicable.

f.                                        Powers of attorney for certain officers and directors of the Company. - previously filed.

Item - 4.  Undertakings

(a)                                 The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)                                 If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, United States of America, on December 8, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of American Depositary Receipts for Ordinary Shares, par value $0.0005 per share, of Bona Film Group Limited

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ Chris Konopelko
Name:	Chris Konopelko
Title:	Vice-President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Bona Film Group Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on December 8, 2010.

BONA FILM GROUP LIMITED

By:	/s/ Dong Yu
Name:	Dong Yu
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on December 8, 2010.

	Signature	Title

	/s/ Dong Yu	Chairman of the Board of Directors and Chief Executive Officer
	Dong Yu	(principal executive officer)

	*	Director
Nansun Shi

	*	Director
David Su

	*	Director
Hai Yu

	*	Director
Tim T. Gong

	*	Director
Glen Sun

	*	Director
Jeffrey Chan

	*	Chief Financial Officer
	Liang Xu	(principal financial and accounting officer)

By:	/s/ Dong Yu
Dong Yu
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Bona Film Group Limited, has signed this Registration Statement in New York, New York, United States of America, on December 8, 2010.

By:

/s/ Erica Stovall
Name: Erica Stovall
Title: Assistant, Law Debenture Corporate Services Inc., New York

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

(a)	Form of Deposit Agreement.